December 20, 2010	TSX - HNC

     Hard Creek Nickel Completes
Non Brokered Private Placement

(VANCOUVER) Hard Creek Nickel Corporation (the “Company”) – Further to the Company’s November 24, 2010 news release, the Company announces that it has completed its non brokered private placement of 10 Million Units at a price of Cdn. $0.25 per Unit for total gross proceeds of Cdn.$2,500,000.00.

Each Unit consists of one share and one half share purchase warrant. One full warrant is exercisable into one common share of the Company at Cdn. $0.33 for two years.

In the event the common shares of the Company close for 20 consecutive trading days at an average price of Cdn. $0.60 or above, the Company shall have the right to require the conversion of the Warrants at the exercise price. Conversion will be required within 10 working days of issuance of the Notice of Forced Conversion. Any warrants that remain unexercised will expire 30 days after issuance of notice by the Company.

The securities and warrants issued have a hold period expiring April 21, 2011.

Proceeds of the private placement will be used for general working capital.

In addition, 516,000 agent’s Series A warrants (“Agent’s Warrants”) were issued. Agent’s Warrants will be exercisable into one common share for a period of 24 months at Cdn. $0.33.

The private placement remains subject to regulatory acceptance.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX has not reviewed this news release and does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300 F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com